News Release

Alexco Announces Interim Underground Results, Bellekeno Mine, Keno Hill
Silver District: Assay Results Averaging 57.3 Ounces per Ton Silver Over
6.04 Meters Returned from 750#1 Crosscut, Southwest Zone

May 6, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce initial underground chip-channel results from the Bellekeno mine, Keno Hill Silver District, Yukon. Initial sampling from the Southwest Zone, one of three zones that comprise the Bellekeno resource, confirms historical assays from the central area of the Southwest resource. The Bellekeno deposit is currently being drilled off in anticipation of a mine construction decision this summer. The deposit consists of the silver/lead-rich “99” and Southwest Zones, and the zinc/silver-rich East Zone, which together contain an inferred resource of 517,000 tonnes of 1,016 grams per tonne silver, 13.5% lead and 10.7% zinc (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”).

Highlights

The 750#1 crosscut is centrally located in the Southwest Zone and exposes the 48 vein which is locally observed to be a steeply dipping massive and disseminated, locally brecciated silver-lead-zinc zone of mineralization. Chip-channel sampling of the right and left ribs of the cross cut returned results as follows:

Right rib sampling of the mineralized interval indicates a true width of 6.04 meters grading 1,947.4 grams per tonne silver (57.3 ounces per ton), 29.70% lead, 13.21% zinc and 0.448 grams per tonne gold or 116.4 ounces per ton silver equivalent*. Included in this interval is 5.18 meters (true width) grading 2,292.2 grams per tonne silver (66.8 ounces per ton), 34.64% lead, 15.33% zinc and 0.505 grams per tonne gold or 135.6 ounces per ton silver equivalent*.

Left rib sampling of the mineralized interval indicates a true width of 5.19 meters grading 1,661.1 grams per tonne silver (48.5 ounces per ton), 19.10% lead, 13.68% zinc and 0.822 grams per tonne gold or 97.2 ounces per ton silver equivalent*.

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Included in this interval is 3.89 meters (true width) grading 1,947.4 grams per tonne silver (56.8 ounces per ton), 22.60% lead 16.36% zinc and 0.822 grams per tonne gold or 114.5 ounces per ton silver equivalent*.

*	Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

The exposure of the 48 vein in the 750#1 crosscut shows a well defined structure dipping approximately 70 degrees to the southeast, with the mineralized structure having competent and well defined hangingwall and footwall contacts. The vein comprises a succession of mineralized bands including coarse grained galena, sphalerite and siderite. The hangingwall of the vein is a crushed breccia of quartzite partially healed by sulfides and siderite. The host rock is the structurally complex and thickly banded Keno Hill Quartzite which contains minor bands of graphitic schist.

Update on Bellekeno Underground Drilling Program

A minimum 10,000 meter underground infill/exploration diamond drilling program currently underway at the Bellekeno mine is approximately 50% complete. Results from the underground drilling and development will be used to refine geotechnical models and update the Bellekeno geologic model for future resource estimates.

A construction decision for Bellekeno is anticipated either late in the second quarter or early in the third quarter of this year. A total of US$35 million for construction and development of the Bellekeno Mine will be provided by Silver Wheaton upon completion of a mutually acceptable development plan. Under a silver purchase agreement, Silver Wheaton will purchase 25% of future district silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received in December 2008, and the remaining US$35 million will be received on a monthly draw-down basis commencing once a positive construction decision has been made and subject to certain other conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

Notes

The 2009 underground sampling and infill/exploration drill programs and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 to 25 samples delivered to the lab. Samples were shipped to ALS Chemex Labs facility at North Vancouver, BC for preparation followed by fire assay and multi-element ICP analyses. The contents of this news release have been reviewed by Mr. Dodd, who takes responsibility for the disclosure herein of scientific and technical information pertaining to Alexco’s mineral properties.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.